Exhibit 4.29

PROMISSORY NOTE

U.S. $75,000,000	Louisville, Kentucky, December 19, 2005

Kentucky Utilities Company (“KU”), for value received, hereby promises to pay to the order of FIDELIA Corporation (“FIDELIA”), in lawful money of the United States of America (in freely transferable U.S. dollars and in same day funds), in accordance with the method of payment specified in that certain KU Loan Agreement dated as of December 19, 2005, between FIDELIA and KU (“the Agreement”), the principal sum of $75,000,000, which amount shall be payable at such times as provided in the Agreement.

KU promises also to pay interest on the unpaid principal amount hereof in like money and in like manner at the rates which shall be determined in accordance with the provisions of the Agreement, said interest to be payable at the time provided for in the Agreement. This Note is referred to in the Agreement and is entitled to the benefits thereof and the security contemplated thereby. This Note evidences a loan made by FIDELIA, during such time as such loan is being maintained. This Note is subject to prepayment as specified in the Agreement. In case KU defaults on the loan, the principal and accrued interest on this Note may be declared to be due and payable in the manner and with the effect provided in the Agreement.

 KU hereby waives presentment, demand, protest or notice of any kind in connection with this Note.

This Note shall be governed and construed and interpreted in accordance with the laws of the State of Delaware.

Kentucky Utilities Company

By:	/s/ Daniel K. Arbough
Daniel K. Arbough
Director of Corporate Finance & Treasurer